                                                                    EXHIBIT 99.1

     AMDOCS LIMITED REPORTS FOURTH QUARTER REVENUE AND PROFORMA EPS IN LINE
                                  WITH GUIDANCE

KEY HIGHLIGHTS:

         -        REVENUE OF $355.5 MILLION, A DECREASE OF 14.4% FROM PRIOR YEAR

         -        PROFORMA EPS OF $0.19

         -        FREE CASH FLOW OF $82 MILLION IN QUARTER

         -        CASH BALANCE INCREASED TO $1.048 BILLION AT END OF QUARTER

         -        FISCAL 2002 REVENUE INCREASED 5.2% TO $1.6 BILLION

         - FIRST QUARTER FISCAL 2003 GUIDANCE: REVENUE OF $333-$338 MILLION AND PROFORMA EPS OF $0.18-$0.20

ST. LOUIS, MO - November 6, 2002 -- Amdocs Limited (NYSE: DOX) today reported that for the fourth quarter ended September 30, 2002, revenue was $355.5 million, a decrease of 14.4% from last year's fourth quarter. Excluding acquisition-related costs and other non-recurring items and related tax effects, net income decreased 47.9% to $40.7 million, or $0.19 per diluted share, compared to net income of $78.3 million, or $0.35 per diluted share, in the fourth quarter of fiscal 2001. The Company's as-reported results, which include acquisition-related charges for amortization of goodwill and purchased intangible assets and other non-recurring items related to gain from repurchase of convertible notes, a restructuring charge related to cost reduction measures and related tax effects, showed a net loss of $9.0 million, or $0.04 per diluted share, compared to net income of $19.9 million, or $0.09 per diluted share, in the fourth quarter of fiscal 2001.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "The telecom market continued to weaken during the fourth quarter with service providers very hesitant to commit to new projects. Despite these challenges, Amdocs achieved its financial and business goals for the quarter through disciplined execution. We generated strong cash flow from operations, which contributed to an increased quarter-end cash balance. We also expanded our market presence with five new wins. We do not expect the market to improve in the next quarter. We believe in the market long-term and accordingly, continue to make significant investments in product development to ensure our growth when the market recovers."

Under the leadership of its new management team, Amdocs implemented a new organizational structure during the quarter. The Company's operations will be centered around two main groups, the Offering Group and the Delivery Group. The Offering Group is focusing on developing and marketing best-in-class products that meet the current and future needs of its customers and enhances the Company's existing suite of leading products. The Delivery Group is leveraging all existing geographic-based, customer service groups and is focusing on enhancing the company's unparalleled track record of service delivery by being closer to the customer and their business processes.

SALES HIGHLIGHTS

During the fourth quarter, Amdocs won five new projects:

         - End-to-end billing system supporting regional operations for Cable & Wireless, one of the largest service providers in the world.

         - Amdocs Mobile to support prepaid-postpaid convergence for excelcom, a leading mobile carrier in Indonesia.

         - Amdocs Enabler supporting convergent voice and data billing for Connex (MobiFon S.A.), a Vodafone associate which is the largest cellular operator in Romania.

         - For an existing mobile customer - a major expansion of Amdocs data center and billing operations support services.

         -        Amdocs ClarifyCRM for a major mobile carrier.

Amdocs also extended its outsourcing agreement with Sensis (a Telstra subsidiary for advertising, information and directories) through to 2007.

OPERATING AND FINANCIAL HIGHLIGHTS

During the fourth quarter:

         - TA Orange, a wireless carrier in Thailand, went live with Amdocs end-to-end billing system.

         - Amdocs released version 11.0 of Amdocs ClarifyCRM, with new browser-based applications.

         - Amdocs implemented its previously-announced cost-reduction program aimed at reducing expenses by approximately $30 million each quarter, primarily in personnel and facilities-related savings, compared to expense levels in the third quarter.

         - The Company used approximately $49 million to repurchase convertible notes with a face value of approximately $55 million.

         - Free cash flow, defined as cash flow from operations less capital expenditures and payments on capital leases, was $82 million in the quarter.

The Company also noted that for the fiscal year ended September 30, 2002, revenue grew by 5.2% to $1.61 billion. Excluding acquisition-related charges and other items, net income for fiscal 2002 decreased 11.4% to $249.0 million, while diluted earnings per share decreased 9.7% to $1.12. The Company's as-reported results for fiscal 2002, which included acquisition-related charges and other items, showed a net loss of $5.1 million, or $0.02 per diluted share, compared to net income of $66.4 million, or $0.29 per diluted share, in fiscal 2001.

FINANCIAL OUTLOOK

The Company expects that revenue for the first quarter ending December 31, 2002, will be approximately $333-$338 million, with proforma earnings per share for the quarter expected to be approximately $0.18-$0.20, excluding acquisition-related costs.

Amdocs will host a conference call on November 6, 2002 at 5 p.m. Eastern Standard Time to discuss the Company's fourth quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs is the world's leading provider of billing and CRM to the communications industry. With a 20-year track record of delivery excellence, our products empower major communications operators around the globe. We enable rapid time-to-market for next generation voice, content, commerce and application services, while enhancing subscriber loyalty and lowering total cost of ownership. We offer our customers flexible modes of delivery -- products, solutions and outsourcing. For more information, visit our web site at www.amdocs.com

This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F filed December 27, 2001 and our Form 6-K filed on August 15, 2002.

Contact:
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

           PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

 EXCLUDING RESTRUCTURING CHARGES, PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS, GAIN ON REPURCHASE OF
                   CONVERTIBLE NOTES AND RELATED TAX EFFECTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                                                SEPTEMBER 30,                 SEPTEMBER 30,
                                                          -------------------------     -------------------------
                                                           2002 (1)       2001 (1)       2002 (2)       2001 (2)
                                                          ----------     ----------     ----------     ----------
Revenue:
  License                                                 $   29,068     $   41,560     $  153,664     $  171,430
  Service                                                    326,452        373,887      1,459,901      1,362,480
                                                          ----------     ----------     ----------     ----------
                                                             355,520        415,447      1,613,565      1,533,910
Operating expenses:
  Cost of license                                              1,452            926          5,054          5,651
  Cost of service                                            216,829        228,814        928,283        847,591
  Research and development                                    31,801         29,073        124,082        105,807
  Selling, general and administrative                         53,338         51,248        223,551        195,592
                                                          ----------     ----------     ----------     ----------
                                                             303,420        310,061      1,280,970      1,154,641
                                                          ----------     ----------     ----------     ----------
Operating income                                              52,100        105,386        332,595        379,269

Interest income and other, net                                 4,496          6,400         13,286         22,286
                                                          ----------     ----------     ----------     ----------
Income before income taxes                                    56,596        111,786        345,881        401,555

Income taxes                                                  15,847         33,536         96,847        120,467
                                                          ----------     ----------     ----------     ----------
Net income                                                $   40,749     $   78,250     $  249,034     $  281,088
                                                          ==========     ==========     ==========     ==========
Diluted earnings per share                                $     0.19     $     0.35     $     1.12     $     1.24
                                                          ==========     ==========     ==========     ==========
Diluted weighted average number of shares outstanding        216,349        225,716        222,562        226,832
                                                          ==========     ==========     ==========     ==========


(1) Excludes $56,566 and $55,857 of amortization of goodwill and purchased intangible assets, $20,919 and $0 of restructuring charge related to the cost reduction measures, $(6,012) and $0 gain related to the repurchase of convertible notes and tax effects related to the above of $(21,738) and $2,488 for the three months ended September 30, 2002 and 2001, respectively. Including the above items, income (loss) before income taxes was $(14,877) and $55,929 and diluted earnings (loss) per share were $(0.04) and $0.09 for the three months ended September 30, 2002 and 2001, respectively.

(2) Excludes $231,804 and $219,988 for amortization of goodwill and purchased intangible assets, $34,230 and $0 of restructuring charges related to the cost reduction measures and the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, $17,400 and $0 for write-off of purchased in-process research and development related to the Clarify acquisition, $(6,012) and $0 gain related to the repurchase of convertible notes and tax effects related to the above of $(23,327) and $(5,286) for the twelve months ended September 30, 2002 and 2001, respectively. Including the above items, income before income taxes was $68,459 and $181,567, and diluted earnings (loss) per share were $(0.02) and $0.29 for the twelve months ended September 30, 2002 and 2001, respectively.

                                 AMDOCS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                                                       SEPTEMBER 30,                    SEPTEMBER 30,
                                                               ----------------------------     ----------------------------
                                                                   2002             2001            2002             2001
                                                               -----------      -----------     -----------      -----------
                                                                                (UNAUDITED)
                                                               ----------------------------
Revenue:
  License                                                      $    29,068      $    41,560     $   153,664      $   171,430
  Service                                                          326,452          373,887       1,459,901        1,362,480
                                                               -----------      -----------     -----------      -----------
                                                                   355,520          415,447       1,613,565        1,533,910
Operating expenses:
  Cost of license                                                    1,452              926           5,054            5,651
  Cost of service                                                  216,829          228,814         928,283          847,591
  Research and development                                          31,801           29,073         124,082          105,807
  Selling, general and administrative                               53,338           51,248         223,551          195,592
  Amortization of goodwill and purchased intangible assets          56,566           55,857         231,804          219,988
  Restructuring charges and in-process research and
     development                                                    20,919               --          51,630               --
                                                               -----------      -----------     -----------      -----------
                                                                   380,905          365,918       1,564,404        1,374,629
                                                               -----------      -----------     -----------      -----------
Operating income (loss)                                            (25,385)          49,529          49,161          159,281

Interest income and other, net                                      10,508            6,400          19,298           22,286
                                                               -----------      -----------     -----------      -----------
Income (loss) before income taxes (tax benefit)                    (14,877)          55,929          68,459          181,567

Income taxes (tax benefit)                                          (5,891)          36,024          73,520          115,181
                                                               -----------      -----------     -----------      -----------
Net income (loss)                                              $    (8,986)     $    19,905     $    (5,061)     $    66,386
                                                               ===========      ===========     ===========      ===========
Basic earnings (loss) per share                                $     (0.04)     $      0.09     $     (0.02)     $      0.30
                                                               ===========      ===========     ===========      ===========
Diluted earnings (loss) per share                              $     (0.04)     $      0.09     $     (0.02)     $      0.29
                                                               ===========      ===========     ===========      ===========
Basic weighted average number of shares outstanding                215,559          222,560         220,361          222,002
                                                               ===========      ===========     ===========      ===========
Diluted weighted average number of shares outstanding          (1) 215,559          225,716     (1) 220,361          226,832
                                                               ===========      ===========     ===========      ===========

(1) Due to net loss, anti-dilutive securities are excluded from the computation of diluted weighted average number of shares.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)



                                                                                    AS OF
                                                                         ----------------------------
                                                                         SEPTEMBER 30,  SEPTEMBER 30,
                                                                             2002           2001
                                                                         -------------  -------------
ASSETS
Current assets
   Cash, cash equivalents and short-term interest-bearing investments     $1,047,819     $1,110,067
   Accounts receivable, net, including unbilled of $24,144 and
     $23,272, respectively                                                   312,732        384,851
   Deferred income taxes and taxes receivable                                 48,154         38,916
   Prepaid expenses and other current assets                                  72,196         38,045
                                                                          ----------     ----------
   Total current assets                                                    1,480,901      1,571,879

Equipment, vehicles and leasehold improvements, net                          160,902        173,695
Goodwill and other intangible assets, net                                    750,530        788,187
Other noncurrent assets                                                      147,761         90,675
                                                                          ----------     ----------
Total assets                                                              $2,540,094     $2,624,436
                                                                          ==========     ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accruals                                          $  279,071     $  270,517
   Short-term portion of capital lease obligations                            10,347         10,400
   Deferred revenue                                                          149,590        140,033
   Deferred income taxes and taxes payable                                   103,315         91,026
                                                                          ----------     ----------
   Total current liabilities                                                 542,323        511,976
Convertible notes and other noncurrent liabilities                           581,496        600,369
Shareholders' equity                                                       1,416,275      1,512,091
                                                                          ----------     ----------
Total liabilities and shareholders' equity                                $2,540,094     $2,624,436
                                                                          ==========     ==========

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